Exhibit 4.8

LOAN NUMBER	LOAN NAME	ACCT. NUMBER	AGREEMENT DATE	INITIALS
156809	Optical Cable Corporation	19398	09/22/06	MNM

NOTE AMOUNT	INDEX (w/Margin)	RATE	MATURITY DATE	LOAN PURPOSE
$5,000,000.00	30 Day LIBOR plus 2.150%	7.54%	2/28/08	Commercial

Creditor Use Only

PROMISSORY NOTE

(Commercial – Revolving Draw)

DATE AND PARTIES. The date of this Promissory Note (Note) is September 22, 2006. The parties and their addresses are:

LENDER:

VALLEY BANK

36 W. Church Ave. S.W.

Roanoke, Virginia 24011

Telephone: (540) 342-2265

BORROWER:

OPTICAL CABLE CORP

a Virginia Corporation

5290 Concourse Drive

Roanoke, Virginia 24019

1. DEFINITIONS. As used in this Note, the terms have the following meanings:

A. Pronouns. The pronouns “I”, “me” and “my” refer to every Borrower signing this Note, individually or together. “You” and “your” refers to the Loan’s lender.

B. Note. Note refers to this document, and any extensions, renewals, modifications and substitutions of this Note.

C. Loan. Loan refers to this transaction generally, including obligations and duties arising from the terms of all documents prepared or submitted for this transaction such as applications, security agreements, disclosures or notes, and this Note.

D. Loan Documents. Loan Documents refer to all the documents executed as a part of or in connection with the Loan.

E. Property. Property is any property, real, personal or intangible, that secures my performance of the obligations of this Loan.

F. Percent. Rates and rate change limitations are expressed as annualized percentages.

2. PROMISE TO PAY. For value received, I promise to pay you or your order, at your address, or at such other location as you may designate, the lesser of the aggregate unpaid amounts advanced from time to time under the terms of this Note or $5,000,000.00 (Principal) plus interest from the date of disbursement, on the unpaid outstanding Principal balance until this Note is paid in full and Lender has no further obligations to make advances to you under this Loan.

I may borrow up to the Principal amount more than one time.

All advances made will be made subject to all other terms and conditions of this Loan.

3. INTEREST. Interest will accrue on the unpaid Principal balance of this Note at the rate of 7.54 percent (Interest Rate) until

October 1, 2006, after which time it may change as described in the Variable Rate subsection, subject to the Interest Reduction subsection.

A. Interest After Default. If a default occurs under the terms of this Loan, including for failure to pay in full at maturity, you may increase the Interest Rate payable on the outstanding Principal balance of this Note. In such event, interest will accrue on the outstanding Principal balance at the Interest Rate in effect from time to time under the terms of this Loan, until paid in full.

B. Maximum Interest Amount. Any amount assessed or collected as interest under the terms of the Note will be limited to the maximum lawful amount of interest allowed by state or federal law, whichever is greater. Amounts collected in excess of the maximum lawful amount will be applied first to the unpaid Principal balance. Any remainder will be refunded to me.

C. Statutory Authority. The amount assessed or collected on this Note is authorized by the Virginia usury laws under Va. Code §§ 6.1-330.49 et. seq.

D. Accrual. Interest accrues using an Actual/360 days counting method.

E. Variable Rate. The Interest Rate may change during the term of this transaction.

(1) Index. Beginning with the first Change Date, the Interest Rate will be based on the following index: defined as the monthly average of interbank offered rates for dollar deposits in the London market based on quotations at the five major London banks and which is commonly known as the LIBOR rate (i.e. the London InterBank Offered Rate) as quoted and published in the Wall Street Journal from time to time.

The Current Index is the most recent index figure available on each Change Date. You do not guaranty by selecting this Index, or the margin, that the Interest Rate on this Note will be the same rate you charge on any other loans or class of loans you make to me or other borrowers. If this Index is no longer available, you will substitute a similar index. You will give me notice of your choice.

(2) Change Date. Each date on which the Interest Rate may change is called a Change Date. The Interest Rate may change October 1, 2006 and every 30 days thereafter.

(3) Calculation Of Change. On each Change Date you will calculate the Interest Rate, which will be the Current Index plus 2.150 percent. The result of this calculation will be rounded to the nearest .01 percent. Subject to any limitations, this will be the Interest Rate until the next Change Date. The new Interest Rate will become effective on each Change Date. The Interest Rate and other charges on this Note will never exceed the highest rate or charge allowed by law for this Note.

(4) Effect Of Variable Rate. A change in the Interest Rate will have the following effect on the payments: The amount of scheduled payments will change.

F. Interest Reduction. At the end of each quarter you shall determine if I have maintained an average collected balance of at least $500,000. If such minimum average collected balance is met, you agree that the interest rate under this Note shall be reduced by .25% for the subsequent quarter.

4. REMEDIAL CHARGES. In addition to interest or other finance charges, I agree that I will pay these additional fees based on my method and pattern of payment. Additional remedial charges may be described elsewhere in this Note.

A. Late Charge. If a payment is more than 7 days late, I will be charged 5.000 percent of the Unpaid Portion of Payment. I will pay this late charge promptly but only once for each late payment.

B. Returned Check Charge. I agree to pay a fee not to exceed $29.00 for each check, negotiable order of withdrawal or draft I issue in connection with this Loan that is returned because it has been dishonored.

5. GOVERNING AGREEMENT. This Note is further governed by the Commercial Loan Agreement executed between you and me as part of this Loan, as modified, amended or supplemented. The Commercial Loan Agreement states the terms and conditions of this note, including the terms and conditions under which the maturity of this Note may be accelerated. When I sign this Note, I represent to you that I have reviewed and am in compliance with the terms contained in the Commercial Loan Agreement.

6. PAYMENT. All unpaid principal, accrued interest, costs and expenses are due and payable on February 28, 2008; provided that I shall pay this Note on demand with 60 days prior written notice of demand. Notwithstanding the foregoing, in the event the Company defaults hereunder or under any other Loan Document you may immediately declare the Loan due and payable in full, together with all other amounts owed hereunder. Upon the effective date of demand the entire unpaid balance of Principal and accrued interest, along with any earned, and unpaid fees or charges, and the amount of any advances made on my behalf, will be due and owing. Until demand is made, accrued interest is due and payable in monthly payments on the 1st of each month beginning October 1, 2006, or the day following if the payment day is a holiday or is a non-business day for Bank. Unless paid sooner, all unpaid principal, accrued interest, costs and expenses are due and payable on demand. If the contract rate changes, any remaining payments may be a different amount. All amounts shall be paid in legal U.S. Currency. Any payment made with a check will constitute payment only when collected. Payments will be rounded to the nearest $.01. With the final payment I also agree to pay any additional fees or charges owing and the amount of any advances you have made to others on my behalf. Payments scheduled to be paid on the 29th, 30th or 31st day of a month that contains no such day will, instead, be made on the last day of such month. Each payment I make on this Note will be applied first to interest that is due then to principal that is due, and finally to any charges that I owe other than principal and interest. If you and I agree to a different application of payments, we will describe our agreement on this Note. You may change how payments are applied in your sole discretion without notice to me. The actual amount of my final payment will depend on my payment record.

7. PREPAYMENT. I may prepay this Loan in full or in part at any time. Any partial prepayment will not excuse any later scheduled payments until I pay in full.

8. LOAN PURPOSE. The purpose of this Loan is to establish a Line Manager Line of Credit to support working capital.

9. ADDITIONAL TERMS. This note is cross collateralized and cross defaulted with note numbers 156833 & 156779.

10. SECURITY. This loan is secured by separate security instruments prepared together with this Note as follows:

Document Name	Parties to Document
Leases And Rents Assignment – 5290 Concourse Drive	Optical Cable Corporation
Security Agreement - Optical Cable Corporation	Optical Cable Corporation
Deed of Trust – 5290 Concourse Drive	Optical Cable Corporation

11. DUE ON SALE OR ENCUMBRANCE. You may, at your option, declare the entire balance of this Note to be immediately due and payable upon the creation of, or contract for the creation of, any material lien or encumbrance of all or any material part of the Property. You agree that I may transfer or sell any part of my Property in the ordinary course of my business.

This right is subject to the restrictions imposed by federal law (12 C.F.R. 591), as applicable.

12. WAIVERS AND CONSENT. To the extent not prohibited by law, I waive protest, presentment for payment, demand, notice of acceleration, notice of intent to accelerate and notice of dishonor.

A. Additional Waivers By Borrower. In addition, I, and any party to this Note and Loan, to the extent permitted by law, consent to certain actions you may take, and generally waive defenses that may be available based on these actions or based on the status of a party to this Note.

(1) You may renew or extend payments on this Note, regardless of the number of such renewals or extensions.

(2) You may release any Borrower, endorser, guarantor, surety, accommodation maker or any other co-signer.

(3) You may release, substitute or impair any Property securing this Note.

(4) You, or any institution participating in this Note, may invoke your right of set-off.

(5) You may enter into any sales, repurchases or participations of this Note to any person in any amounts and I waive notice of such sales, repurchases or participations.

(6) I agree that any of us signing this Note as a Borrower is authorized to modify the terms of this Note or any instrument securing, guarantying or relating to this Note.

B. No Waiver By Lender. Your course of dealing, or your forbearance from, or delay in, the exercise of any of your rights, remedies, privileges or right to insist upon my strict performance of any provisions contained in this Note, or any other Loan Document, shall not be construed as a waiver by you, unless any such waiver is in writing and is signed by you.

13. COMMISSIONS. I understand and agree that you (or your affiliate) will earn commissions or fees on any insurance products, and may earn such fees on other services that I buy through you or your affiliate.

14. APPLICABLE LAW. This Note is governed by the laws of Virginia, the United States of America, and to the extent required, by the laws of the jurisdiction where the Property is located, except to the extent such state laws are preempted by federal law.

15. JOINT AND INDIVIDUAL LIABILITY AND SUCCESSORS. My obligation to pay the Loan is independent of the obligation of any other person who has also agreed to pay it. You may sue me alone, or anyone else who is obligated on the Loan, or any number of us together, to collect the Loan. Extending the Loan or new obligations under the Loan, will not affect my duty under the Loan and I will still be obligated to pay the Loan. This Note shall inure to the benefit of and be enforceable by you and your successors and assigns and shall be binding upon and enforceable against me and my personal representatives, successors, heirs and assigns.

16. AMENDMENT, INTEGRATION AND SEVERABILITY. This Note may not be amended or modified by oral agreement. No amendment or modification of this Note is effective unless made in writing and executed by you and me. This Note and the other Loan Documents are the complete and final expression of the agreement. If any provision of this Note is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable.

17. INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Note.

18. NOTICE, FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party’s address listed in the DATE AND PARTIES section, or to any other address designated in writing. Notice to one Borrower will be deemed to be notice to all Borrowers. I will inform you in writing of any change in my name, address or other application information. I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Loan and to confirm your lien status on any Property. Time is of the essence.

19. CREDIT INFORMATION. I agree to supply you with whatever information you reasonably feel you need to decide whether to continue this Loan. You will make requests for this information without undue frequency and will give me reasonable time in which to supply the information.

20. ERRORS AND OMISSIONS. I agree, if requested by you, to fully cooperate in the correction, if necessary, in the reasonable discretion of you of any and all loan closing documents so that all documents accurately describe the loan between you and me. I agree to assume all costs including by way of illustration and not limitation, actual expenses, legal fees and marketing losses for failing to reasonably comply with your requests within thirty (30) days.

21. SIGNATURES. By signing under seal, I agree to the terms contained in this Note. I also acknowledge receipt of a copy of this Note.

BORROWER:

Optical Cable Corporation

By	/s/ Tracy G. Smith	(Seal)
Name:	Tracy G. Smith
Title:	VP & CFO

ACKNOWLEDGMENT (REQUIRED FOR CONFESSION OF JUDGMENT):

(Business or Entity)

COMMONWEALTH OF VIRGINIA, COUNTY (OR CITY) OF ROANOKE ss.

This instrument was acknowledged before me this 22nd day of Sept., 2006 by Authorized Signer –

Title of Optical Cable Corporation a Virginia corporation, on behalf of the corporation.

My commission expires:

                3/31/09

/s/ Cynthia Marie Tourville
(Notary Public)